Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Announces Fourth Quarter and Full Year 2013 Financial Results

- Revenue of $5.7 Million in Fourth Quarter; $20.0 Million for Full Year 2013, a 111% and 64% Increase, Respectively, Over 2012 -

- Gross Margin Expands to 78.5% for the Fourth Quarter and 78.6% for the Full Year -

- Ends the Fourth Quarter with Clinical Installed Base of 34 Renaissance Systems in U.S., 63 Systems Globally -

- Conference Call Today at 8:30 AM EST -

CAESAREA, Israel – February 25, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today its financial results for the fourth quarter and full year ended December 31, 2013.

“Our strong operating performance and revenue growth in the fourth quarter capped off a very successful year for Mazor Robotics. Fourth quarter revenue more than doubled leading to a 64% year over year increase, reflecting the strong global adoption of the Renaissance system,” said Ori Hadomi, Mazor's Chief Executive Officer.  “We sold 23 systems globally in 2013, bringing our total global installed base to 63 systems, with 34 located in the U.S. market.  We plan on building on this strong momentum in 2014 by increasing our investments in sales force expansion, increased marketing activities, research and development initiatives and additional clinical data development.”

“We are confident that these strategic investments will allow us to increase our market leadership position while providing the best standard of care in robotic spine surgery for patients, surgeons and hospitals,” added Mr. Hadomi.

FOURTH QUARTER 2013 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended December 31, 2013 was $5.7 million compared to $2.7 million in the three months ended December 31, 2012. U.S. generated revenue increased to $4.2 million from $1.4 million in the year-ago quarter, primarily due to the commercial sales of four Renaissance™ systems, compared to the sale of one system in the fourth quarter of 2012. International non-U.S. revenue was $1.5 million compared to $1.3 million reported in the fourth quarter of 2012, reflecting three system sales in the fourth quarter of 2013 compared to two system sales in the 2012 fourth quarter. Revenue from system kit sales, services and other totaled $1.9 million in the fourth quarter of 2013, compared to $1.1 million in the fourth quarter of 2012.

Gross margin for three months ended December 31, 2013 was 78% compared to 73% in the year-ago quarter, due to higher sales volume in the fourth quarter of 2013.

Total operating expenses in the fourth quarter of 2013 were $6.6 million, compared to $3.7 million in the fourth quarter of 2012, reflecting the Company’s investments in sales and marketing resources. Operating loss for the fourth quarter of 2013 was $2.1 million, compared to an operating loss of $1.8 million in fourth quarter of 2012. Net loss for the fourth quarter of 2013 was $2.0 million, or $0.05 per share, compared to a net loss of $4.5 million, or $0.15 per share in the fourth quarter of 2012.

Cash used in operating activities in the fourth quarter of 2013 was $1.3 million, compared to $0.4 million in the fourth quarter of 2012. As of December 31, 2013, cash, cash equivalents and marketable securities totaled $65 million, reflecting the net proceeds to the Company of $43.6 million from the ADS offering in the 2013 fourth quarter.

FOURTH QUARTER 2013 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation primarily relates to non-cash expense in the amount of $0.4 million with respect to share-based compensation and intangible asset amortization in the fourth quarter of 2013. On a non-GAAP-basis, the net loss in the fourth quarter of 2013 was $1.6 million, or $0.04 per share, compared to $1.4 million, or $0.05 per share in the fourth quarter of 2012.

FULL YEAR ENDED DECEMBER 31, 2013 FINANCIAL RESULTS IFRS BASIS ("GAAP")

For the full year ended December 31, 2013, revenue totaled $20.0 million, representing a 64% increase compared to $12.2 million for the year ended December 31, 2012. The growth is attributed to the increased sales of the Company’s Renaissance system, both in the U.S. and globally.  In 2013, the Company sold a total of 23 Renaissance systems and one system upgrade, compared to 15 systems sold in 2012.  Gross margin for the full year 2013 was 79%, compared to 76% for the year ended December 31, 2012.  The Company’s net loss for 2013 was $20.5 million, or $0.57 per share, compared to $7.1 million, or $0.29 per share, in 2012.

FULL YEAR ENDED DECEMBER 31, 2013 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP-basis, net loss for the year ended 2013 was $5.7 million, or $0.16 per share, compared to a net loss of $3.4 million, or $0.14 per share in 2012.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss these results on Tuesday, February 25, 2014, at 8:30 AM EST (3:30 PM IST).  Investors within the United States interested in participating are invited to call 877-941-0844 and reference the Conference ID: 4665722.   Participants in Israel can use the toll free dial-in number 1809-21-4368 and reference the same Conference ID number.  All other international participants can use the dial-in number 1-480-629-9765, using the same Conference ID.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-800-406-7325 and reference the Replay Access Code: 4665722. All international callers can dial 1-303-590-3030, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com, click ‘Investors.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, financing income, net income and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets, stock-based compensation and revaluation of the fair value of the derivative instruments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding Mazor’s expected building on strong momentum, expected increase in investments in sales force, marketing, research and development and clinical data development, and an expected increase in market leadership position, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s prospectus dated October 29, 2013 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

John Carter/David Schemelia – Media
jcarter@evcgroup.com; dave@evcgroup.com
212.850.6021

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in thousands, except per share data)

	Twelve-month period		Three-month period
	ended December 31,		ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenue	$19,983	$12,175	$5,724	$2,716

Cost of revenue	$4,280	$2,893	$1,231	$735

Gross profit	$15,703	$9,282	$4,493	$1,981

Operating costs and expenses:
Research and development	$4,174	$2,760	$1,199	$771
Selling and marketing	$15,692	$8,887	$4,439	$2,400
General and administrative	$2,766	$1,845	$923	$562
Total operating costs and expenses	$22,632	$13,492	$6,561	$3,733

Loss from operations	$(6,929)	$(4,210)	$(2,068)	$(1,752)

Financing income (expenses), net	$(13,433)	$(2,831)	$42	$(2,662)

Loss before taxes on income	$(20,362)	$(7,041)	$(2,026)	$(4,414)

Taxes on income	$167	$23	$4	$43

Net loss	$(20,529)	$(7,064)	$(2,030)	$(4,457)

Foreign currency translation differences	$-	$(281)	$-	$-

Net loss attributable to ordinary shareholders	$(20,529)	$(7,345)	$(2,030)	$(4,457)

Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.57)	$(0.29)	$(0.05)	$(0.15)

Weighted average common shares outstanding – Basic and diluted	35,781	24,012	38,694	29,235

Mazor Robotics Ltd.
Consolidated Statements of Financial Position as of
(U.S. Dollars in thousands)

	December 31,	December 31,
	2013	2012
	Unaudited	Audited
Balance Sheet Data:
Current Assets
Cash and cash equivalents	$19,803	$12,797
Short-term investments	$45,014	$4,156
Trade receivables	$1,974	$1,147
Other accounts receivable	$655	$680
Inventory	$2,480	$1,257
Total Current Assets	$69,926	$20,037

Non-Current Assets
Prepaid lease fees	$78	$64
Deferred tax assets, net	$-	$80
Property and equipment, net	$792	$766
Intangible assets, net	$93	$387
Total Non-Current Assets	$963	$1,297
Total assets	$70,889	$21,334

Current liabilities
Trade payables	$1,899	$1,318
Other accounts payable	$4,565	$2,706
Total current liabilities	$6,464	$4,024

Non-Current Liabilities
Derivative liabilities on account of warrants	$-	$3,990
Employee benefits	$311	$199
Liabilities to the OCS	$-	$301
Deferred tax liability	$21	$-
Total Non-Current liabilities	$332	$4,490
Total liabilities	$6,796	$8,514

Equity
Share capital	$106	$73
Share premium	$130,472	$58,910
Amounts allocated to share options	$77	$554
Capital reserve for share-based payment transactions	$3,854	$3,170
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(72,535)	$(52,006)
Total equity	$64,093	$12,820
Total liabilities and equity	$70,889	$21,334

Mazor Robotics Ltd.
Reconciliations of GAAP to Non-GAAP Financial Measures
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Twelve-month period		Three-month period
	ended December 31,		ended December 31,
	2013	2012	2013	2012
GAAP gross profit	$15,703	$9,282	$4,493	$1,981
Amortization of intangible assets	$294	$314	$73	$90
Stock-based compensation:	$20	$12	$6	$5
Non-GAAP gross profit	$16,017	$9,608	$4,572	$2,076
GAAP gross profit as percentage of revenues	79%	76%	78%	73%
Non-GAAP gross profit as percentage of revenues	80%	79%	80%	76%

GAAP operating expenses	$22,632	$13,492	$6,561	$3,733
Stock-based compensation:
Research and development	$127	$51	$38	$20
Selling and Marketing	$523	$315	$197	$26
General and administrative	$349	$177	$99	$67
Non-GAAP operating expenses	$21,633	$12,949	$6,227	$3,620

GAAP operating loss	$(6,929)	$(4,210)	$(2,068)	$(1,752)

Non-GAAP operating loss	$(5,616)	$(3,341)	$(1,655)	$(1,544)

GAAP Financing income (expenses), net	$(13,433)	$(2,831)	$42	$(2,662)
Change in fair value of derivative instruments	$13,510	$2,815	$-	$2,815
Non-GAAP Financing income (expenses), net	$77	$(16)	$42	$153

GAAP net loss	$(20,529)	$(7,064)	$(2,030)	$(4,457)
Stock-based compensation	$1,019	$555	$340	$118
Change in fair value of derivative instruments	$13,510	$2,815	$-	$2,815
Amortization of intangible assets	$294	$314	$73	$90
Non-GAAP net loss	$(5,706)	$(3,380)	$(1,617)	$(1,434)

GAAP basic and diluted loss per share	$(0.57)	$(0.29)	$(0.05)	$(0.15)

Non-GAAP basic and diluted loss per share	$(0.16)	$(0.14)	$(0.04)	$(0.05)

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Twelve-month period		Three-month period
	ended December 31,		ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Loss for the period	$(20,529)	$(7,064)	$(2,030)	$(4,457)

Adjustments:
Depreciation and amortization	$611	$545	$162	$177
Financing expenses, net	$13,400	$2,938	$(74)	$2,812
Share-based payment	$1,019	$555	$340	$118
Taxes on income	$167	$23	$4	$43
	$15,197	$4,061	$432	$3,150

Change in inventory	$(1,223)	$(51)	$(112)	$(64)
Change in trade and other accounts receivable	$(899)	$(218)	$(363)	$897
Change in prepaid lease fees	$(14)	$(9)	$(5)	$(9)
Change in trade and other accounts payable	$2,254	$1,194	$769	$317
Change in employee benefits	$112	$12	$5	$(43)
	$230	$928	$294	$1,098

Interest received	$78	$470	$20	$69
Interest paid	$-	$(215)	$-	(215)
Income tax paid	$(26)	$-	$-	$-
Income tax received	$-	$-	$25	$4
	$52	$255	$45	$(142)

Net cash used in operating activities	$(5,050)	$(1,820)	$(1,259)	$(351)

Cash flows from investing activities:
Proceeds from short-term investments and deposits, net	$(40,820)	$9,949	$(44,997)	$4,902
Purchase of property and equipment	$(272)	$(372)	$(49)	$(106)
Net cash provided by (used in) investing activities	$(41,092)	$9,577	$(45,046)	$4,796

Cash flows used in financing activities:
Proceeds from exercise of share options and warrants, net	$53,198	$7,298	$42,999	$-
Proceeds from exercise of share options by employees	$479	$3	$77	$-
Repayment of convertible debentures	$-	$(3,916)	$-	$(3,916)
Repayment of loans to the OCS	$(629)	$(317)	$8	$(8)
Net cash provided by (used in) financing activities	$53,048	$3,068	$43,084	$(3,924)

Net increase (decrease) in cash and cash equivalents	$6,906	$10,825	$(3,221)	$521
Cash and cash equivalents at the beginning of the period	$12,797	$1,655	$22,984	$12,155

Effect of exchange rate differences on balances of cash
and cash equivalents	$100	$317	$40	$121
Cash and cash equivalents at the end of the period	$19,803	$12,797	$19,803	$12,797

Supplementary cash flows information:
Transfer of inventory to fixed assets	$67	$85	$-	$-